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[JEFFERSON PILOT FINANCIAL LOGO]
JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
Service Office:  One Granite Place, P.O. Box 515, Concord, New Hampshire
                 03302-0515

                           ACCELERATED BENEFITS RIDER

BENEFITS PAID UNDER THE RIDER MAY BE TAXABLE. IF SO, YOU OR YOUR BENEFICIARY MAY INCUR A TAX OBLIGATION. AS WITH ALL TAX MATTERS, YOU SHOULD CONSULT YOUR PERSONAL TAX ADVISOR TO ASSESS THE IMPACT OF THIS BENEFIT.

The Rider is a part of the policy to which it is attached. It takes effect on the Policy Date of the policy. In the Rider, "We", "Us", or "Our" means Jefferson Pilot Financial Insurance Company. "You" and "Your" means the Owner of the policy; and "Insured" means the person named on Page 3 of the policy. The Rider is subject to all of the applicable provisions of the policy except for the provisions contained in the Rider. The Rider will control in event of any conflict with the policy.

BENEFIT - We will pay You a portion of the Death Benefit of the policy upon occurrence of one of the Qualifying Events shown below while the policy and the Rider are in force.

The portion of the Death Benefit available under the Rider for a Qualifying Event will be the applicable benefit percentage for that event applied to the Death Benefit of the base policy only, NOT including the Specified Amount of any Supplemental Coverage Rider that may be attached to the policy.

In no event, however, will the Rider benefit paid be greater than $250,000 in total for all Qualifying Events.

An administrative charge, not to exceed $250, will be deducted from any benefit payable under the Rider.

The maximum amount available on all policies with an Accelerated Benefits Rider in force with Us is $250,000 per Insured.

QUALIFYING EVENTS - Each of the following is a Qualifying Event:

(1)  The Insured's life expectancy is reduced to less than 12 months; or

(2) The Insured is confined to an eligible nursing home for the balance of life.

BENEFIT PERCENTAGES - The benefit percentages are 50% for Qualifying Event (1), and 40% for Qualifying Event (2).

QUALIFYING EVENT CERTIFICATION - Before any benefit can be paid under the Rider, You must furnish evidence satisfactory to Us. Such evidence must be in the form of a certification of the Insured's medical condition from a licensed physician. The certification must state that in the physician's opinion:

(1)  The Insured's life expectancy has been reduced to less than 12 months; or

(2) Due to a medical condition, the Insured will be confined to an eligible nursing home for the balance of life.

An eligible nursing home is an institution or special nursing unit of a hospital which meets at least one of the following requirements:

(1)  It is Medicare approved as a provider of skilled nursing care services;

(2) It is licensed as a skilled nursing home, an intermediate care facility or a hospice facility by the state in which it is located; or

(3)  It meets all requirements listed below:

     (a)  It is licensed as a nursing home by the state in which it is located;

     (b) It's main function is to provide skilled, intermediate, or custodial nursing care;

     (c) It is engaged in providing continuous room and board accommodations to 3 or more persons;

     (d)  It is under the supervision of a Registered Nurse;

     (e)  It maintains a daily medical record for each patient; and

     (f)  It maintains control and records for all medications dispensed.

Institutions, which primarily provide residential facilities, are not eligible nursing homes.

FURTHER MEDICAL EXAMS - In regard to any Qualifying Event, in addition to the requirement that a written diagnosis or statement be provided by the Insured's physician, We may also require, at Our expense, an examination of the Insured by a physician We choose, or such other evidence We think is necessary. If there is a difference of opinion between the Insured's physician and Our physician as to the Insured's condition, expectation of life and/or expectation of staying in a nursing home for the balance of life, We will require that a third opinion be obtained from a physician acceptable to Us and to You. This opinion will be at Our expense and will be mutually binding.


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RIGHT TO EXERCISE RIDER BENEFIT - Your right to exercise the options of and receive payments under the Rider are conditioned on the following:

(1) The policy must be in force other than under an extended term nonforfeiture option on the date Your request for benefits is received in Our Service Office;

(2) For Qualifying Event (2), the Surrender Value, calculated on the basis of the Accumulation Value in the General Account, must be sufficient to cover the cost of the monthly deductions for the policy for a period of five years following the payment of the accelerated death benefit (accelerated benefit continuation period). If benefits are being paid under Qualifying Event (1), the accelerated benefit continuation period shall be two years. This amount will be calculated using current cost of insurance rates, current expense charges and the current General Account interest rate. If there is not sufficient Surrender Value in the General Account at this time, then the required amount of Accumulation Value will be transferred to the General Account from the divisions of the Separate Account. The amount transferred will be allocated among the divisions in the same proportion that the Accumulation Value in each division bears to the total Accumulation Value in all divisions of the Separate Account. This transaction will be free of charge and will not be considered a transfer;

(3)  Your request must be made in writing;

(4)  The policy must not be assigned except as security for a policy loan; and

(5)  We receive written consent from any Irrevocable Beneficiary.

Accelerated Death Benefits provided through the use of the Rider are made available to You on a voluntary basis. The use of the Rider is not meant to cause You to involuntarily access proceeds. Therefore, You are not eligible for benefits under the Rider if:

(1) You are required by law to use this benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or

(2) You are required by a government agency to use this benefit in order to apply for, obtain, or otherwise keep a government benefit or entitlement.

PAYMENT OF RIDER BENEFIT - The conditions for payment of the Rider benefit are as follows:

(1) Any Rider benefit paid may first be applied to reduce any outstanding Debt required to restore the Surrender Value to an amount equal to the Cash Value times (1 - the applicable benefit percentage).

(2) The remaining Rider benefit will be paid to You in a lump sum. Payments other than as a lump sum may be made at Your request in a manner mutually agreed upon.

(3) If a benefit less than the maximum is paid, the balance of the maximum benefit can be applied for at a later date.

(4)  The maximum benefit at any time will be (a) minus (b) where:

     (a) is the lesser of the Death Benefit of the policy at the time of the claim times the applicable benefit percentage, or $250,000; and

     (b)  is any Rider benefit that has already been paid.

For example, if 40% of the Death Benefit has been paid due to a nursing home confinement, an additional 10% (50% less 40%) could be claimed at a later date if terminal illness is diagnosed.

EFFECT ON YOUR POLICY - The accelerated benefit paid plus accrued interest will be treated as a lien against Your policy. Access to the Cash Value of Your policy through policy loans, Withdrawals or a full surrender will be limited. The amount available for such usage will be the amount of Cash Value in excess of an amount determined by applying the applicable benefit percentage to the Cash Value of Your policy.

Following payment of the accelerated Death Benefit, a policy loan, Withdrawal or transfer that would reduce the Surrender Value (calculated on the basis of the Accumulation Value in the General Account) to an amount which is insufficient to cover the monthly deductions for the policy from the date of the loan, Withdrawal or transfer to the end of the accelerated benefit continuation period will not be allowed.

Death proceeds as defined in the policy will be reduced by the amount of the accelerated benefit paid plus accrued interest.

We may transfer any amount necessary to be held as security for a lien under the Rider to the General Account from the divisions of the Separate Account. The amount transferred will be allocated among the divisions in the same proportion that the Accumulation Value in each division bears to the total Accumulation Value in all divisions of the Separate Account. This transaction will be free of charge and will not be considered a transfer. The interest credited on any Accumulation Value held as security for a lien in the General Account will be equal to the interest rate credited to funds held as policy loan collateral. Any benefits payable under other riders attached to Your policy will not be affected by any benefit paid under the Rider.

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REPAYMENT - You may repay all or part of the accelerated benefit at any time while the Rider is in force. Each partial repayment must be at least $25 and clearly marked for repayment of the accelerated benefit.

INTEREST - We will charge interest on the amount of the accelerated benefit. The interest accrues daily at the interest rate described below. On the policy anniversary, the accrued interest will be added to the accelerated benefit and bear interest at the rate then in effect. Additional interest will not accrue if the accelerated benefit plus accrued interest equals the Death Benefit.

INTEREST RATE - The interest rate on any lien will be determined by Us. The rate which applies to a Policy Year will be determined at least 30 days before the beginning of that Policy Year. The rate will not change during that year.

The interest rate on the portion of the lien which is equal to the Cash Value at the time You request the accelerated benefit less any Debt will be the policy loan interest rate.

The interest rate on the remaining portion of the lien will not exceed the maximum rate permitted by law for policy loans. This maximum rate is determined as follows:

The rate for a Policy Year will not be more than the higher of the following:

(1) The published monthly average (defined below) for the calendar month ending 2 months before the date on which the rate is determined; or

(2) The rate used to compute the Cash Value under the policy for that year plus 1 percent.

The published monthly average referred to above is defined as:

(1) Moody's Corporate Bond Yield Average - Monthly Average Corporates as published by Moody's Investors Service, Inc., or any successor thereto; or

(2) In the event that Moody's Corporate Bond Yield Average - Monthly Average Corporates is no longer published, a substantially similar average, established by regulation, or other method, issued by the Insurance Department of the state or other jurisdiction where this policy is issued.

A change from the rate being used for a Policy Year to a new rate to be used for the next Policy Year will be made as follows:

(1) The rate will be decreased to be equal to or less than the maximum rate if such maximum rate is at least 1/2% lower than the rate being used.

(2) The rate may be increased to be equal to or less than the maximum rate if such maximum rate is at least 1/2% higher than the rate being used.

If there is a lien in effect, We will notify You and any assignee of record 30 days before each policy anniversary of any increase in the rate for the next Policy Year. If a new lien is requested, We will notify You and any assignee of the rate in effect when the lien is made.

CLAIMS - You must make written request for benefits under the Rider.

TERMINATION - The Rider will terminate:

(1)  Upon written request and return of the policy for endorsement;

(2)  On surrender or other termination of the policy; or

(3) Upon continuation of the policy under any extended term nonforfeiture option; or

(4)  Upon the Insured's Attained Age 100.


/s/ David Stonecipher                                   /s/ Robert A. Reed
Chief Executive Officer                                 Secretary

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